Prudential Annuities Distributors, Inc.

Statement of Financial Condition
December 31, 2021

SEC. I.D. No. 8-39058
This report is deemed Public in accordance with Rule 17a-5(e) (3) under the
Securities Exchange Act of 1934.

Prudential Annuities Distributors, Inc.
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Prudential Annuities Distributors, Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Prudential Annuities Distributors, Inc. (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 25, 2022

We have served as the Company's auditor since 2003.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Prudential Annuity Distributors, Inc
Statement of Financial Condition
December 31, 2021

(dollars in thousands)

Assets

Cash and cash equivalents	$	65,007
Distribution and service fees receivable		4,418
Advanced commissions receivable		807
Federal and state deferred tax receivable from Prudential		1,144
Prepaid expenses and other assets		493
Total assets	$	71,869

Liabilities and Stockholder's Equity

Liabilities

Payable to affiliates	$	18,836
Federal and state income taxes payable to Prudential		9,333
Accounts payable and other accrued liabilities		40
Total liabilities		28,209

Commitments and contingent liabilities (see Note 6)

Stockholder's Equity

Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		8,995
Retained earnings		34,664
Total stockholder's equity		43,660
Total liabilities and stockholder's equity	$	71,869

The accompanying notes are an integral part of this Statement of Financial Condition.

(dollars in thousands)

1. **Organization and Nature of Business**

    Prudential Annuities Distributors, Inc. (the "Company"), is a wholly-owned subsidiary of Prudential Annuities, Inc. (the "Parent"), which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

    The Company is the principal underwriter and broker-dealer for SEC registered life and annuity products issued by an affiliated company, Prudential Annuities Life Assurance Corporation.

    The Company is the principal underwriter and broker-dealer for SEC registered annuity products issued by affiliated companies, Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey.

    The Company is the principal underwriter and broker-dealer for Advanced Series Trust ("AST"), acting on behalf of the AST Portfolios.

    The Company has wholesaling and marketing support agreements with Allstate Life Insurance Company, Allstate Life Insurance Company of New York and Allstate Distributors, LLC.

    The Company has a limited retail sales desk that serves as the selling broker dealer, whose representatives are registered representatives of the Company and licensed insurance agents, for sales of certain fee-based annuities issued by an affiliate of the Company to clients of fee-only Registered Investment Advisors.

2. **Summary of Significant Accounting Policies**

    Basis of presentation and use of estimates

    The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    The preparation of this Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

    Cash and cash equivalents

    Cash and cash equivalents of $65,007 represents shares of a non-proprietary money market mutual fund.

    Income taxes

    The Company is a member of the federal income tax return of Prudential and files separate company and unitary state and local tax returns.

(dollars in thousands)

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance, if necessary, to reduce the Company's deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. Although realization is not assured, management believes it is more-likely-than-not that the deferred tax assets, net of valuation allowances, will be realized.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carry forwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

See Note 4 for additional information regarding income taxes.

<u>Notable accounting standards</u>

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification ("ASC").

Financial Instruments - Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company may be exposed to credit risk regarding its receivables, which are primarily receivables from broker-dealers, clearing organizations and mutual funds. The Company evaluated the nature of the receivables, historical collection experience and duration and other specific data. The company determined that due to the short duration of the receivables and history of collections that any current expected credit losses would be immaterial to the financial statements.

The FASB has recently issued several other standards not referenced above with varying effective dates. None of these are expected to materially impact the Company.

3.   **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the positions measured at fair value based on the level of observability of the inputs used in measuring fair value. The level in the fair value hierarchy within

(dollars in thousands)

which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any Level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (money market mutual fund)	$ 65,007	—	—	$ 65,007

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value; however, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels during the year ended December 31, 2021.

Prudential Annuity Distributors, Inc
Notes to Statement of Financial Condition
December 31, 2021

(dollars in thousands)

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets					
Distribution and service fees receivable	$ —	$ 4,418	$ —	$ 4,418	$ 4,418
Advanced commissions receivable	—	807	—	807	807
Federal and state deferred tax receivable from Prudential	—	1,144	—	1,144	1,144
Prepaid expenses and other assets	—	493	—	493	493
Total assets	$ —	$ 6,862	$ —	$ 6,862	$ 6,862
Liabilities					
Payable to affiliates	$ —	$ 18,836	$ —	$ 18,836	$ 18,836
Federal and state income taxes payable to Prudential	—	9,333	—	9,333	9,333
Accounts payable and other accrued liabilities	—	40	—	40	40
Total liabilities	$ —	$ 28,209	$ —	$ 28,209	$ 28,209

Due to the short-term nature of the assets and liabilities listed above, the Company believes that the carrying values approximate fair value.

4. Income Taxes

The Company has deferred tax assets of $1,144 primarily related to deferred compensation at December 31, 2021.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2021, the Company does not require a valuation allowance for its deferred tax assets.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2021.

The Company files a consolidated Federal income tax return with its Parent. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2021 are 2014 through 2021.

The Company participates in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolution programs are available to resolve the disagreements in a timely manner before the tax return is filed.

(dollars in thousands)

5. Related Party Transactions

Certain balances included in *Payable to affiliates*, on the Statement of Financial Condition, have been recorded net in accordance with ASC 210-20, Balance Sheet - Offsetting, and there is no cross-netting between different affiliated entities.

As of December 31, 2021, the Company had the following Statement of Financial Condition related party balances:

Statement of Financial Condition	Receivables	Payables
Advanced commissions	$ 807	$ —
Distribution and service fees receivable	4,409	—
Payable to affiliates	—	18,836
Federal and state deferred tax receivable from Prudential	1,144	—
Federal and state income taxes payable to Prudential	—	9,333
	$ 6,360	$ 28,169

It is noted that balances included above may not agree to the face of the Statement of Financial Condition as these amounts are settled through our affiliated entities, although the Company may be contractually liable to a third party.

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with legal counsel, believes that the ultimate resolution of any pending litigation or regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

The Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1, pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $36,237, which was $34,356 in excess of its required net capital of $1,881. The Company's ratio of aggregate indebtedness to net capital was 0.78 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of that Rule.

(dollars in thousands)

8.   **Subsequent Events**

The Company has evaluated and determined that no events or transactions occurred after December 31, 2021 and through the issuance date, February 25, 2022, of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.